Exhibit 99.1

Sohu.com Announces Completion of Changyou Going-Private Transaction

BEIJING, China, April 17, 2020 — Sohu.com Limited (NASDAQ: SOHU) (“Sohu”), China’s leading online media, video, search and gaming business group, today announced that it has completed the acquisition of all of the outstanding shares of Changyou.com Limited (“Changyou”) that it did not already beneficially own, through the merger (the “Changyou Merger”) of an indirect wholly-owned subsidiary (“Changyou Merger Co.”) of Sohu with and into Changyou, with Changyou being the company surviving the Changyou Merger. As a result of the Changyou Merger, Changyou has become a private company wholly owned directly and indirectly by Sohu and the American depositary shares of Changyou (the “Changyou ADSs”), each of which represented two Changyou Class A ordinary shares (“Changyou Class A Ordinary Shares”), are no longer traded on the Nasdaq Global Select Market.

Pursuant to the plan of merger for the Changyou Merger, each Changyou Class A Ordinary Share issued and outstanding immediately prior to the effectiveness of the Changyou Merger, other than Changyou Class A ordinary shares owned beneficially by Sohu, was cancelled in exchange for the right to receive $5.40 in cash without interest, and each outstanding Changyou ADS was cancelled in exchange for the right to receive $10.80 in cash without interest (less $0.05 per ADS cancellation fees and other fees as applicable). Because Changyou Merger Co. owned over 90% of the voting power represented by all issued and outstanding shares of Changyou prior to the effectiveness of the Changyou Merger and the Changyou Merger was in the form of a short-form merger in accordance with section 233(7) of the Companies Law of the Cayman Islands, the Changyou Merger was not subject to a vote of the shareholders of Changyou.

In connection with the Changyou Merger, each outstanding and fully-vested option (each, a “Vested Option”) to purchase Changyou Class A Ordinary Shares under Changyou’s share incentive plans was cancelled, and each holder of a Vested Option has the right to receive an amount in cash determined by multiplying (x) the excess, if any, of $5.40 over the applicable exercise price of such Vested Option by (y) the number of Changyou Class A Ordinary Shares underlying such Vested Option; and each outstanding but unvested option (each, an “Unvested Option”) to purchase Changyou Class A Ordinary Shares under Changyou’s share incentive plans will remain outstanding and continue to vest following the effectiveness of the Changyou Merger in accordance with the applicable Changyou share incentive plan and award agreement governing such Unvested Option in effect immediately prior to the effectiveness of the Changyou Merger.

Changyou has requested that trading of Changyou ADSs on the Nasdaq Global Select Market be suspended, and that the Nasdaq Stock Market LLC (“Nasdaq”) file with the Securities and Exchange Commission (the “SEC”) a Form 25 notifying the SEC of Nasdaq’s withdrawal of the Changyou ADSs from listing on Nasdaq and intention to withdraw the Changyou Class A Ordinary Shares from registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Changyou has informed Sohu that it intends to file with the SEC, ten days after Nasdaq files the Form 25, a Form 15 suspending Changyou’s reporting obligations under the Exchange Act and withdrawing the registration of Changyou Class A Ordinary Shares under the Exchange Act. Changyou’s obligations to file with or furnish to the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration of Changyou Class A Ordinary Shares becomes effective.

China Renaissance, through its subsidiary CRP-Fanya Investment Consultants (Beijing) Limited, has served as financial advisor to Sohu in connection with the Changyou Merger; Goulston & Storrs PC has served as U.S. legal counsel to Sohu; and Han Kun Law Offices has served as PRC legal counsel to Sohu.

Houlihan Lokey (China) Limited has served as financial advisor to the committee of independent and disinterested directors established by Changyou’s board of directors (the “Changyou Special Committee”) to review and evaluate the Changyou Merger; and Skadden, Arps, Slate, Meagher & Flom LLP has served as U.S. legal counsel to the Changyou Special Committee.

Conyers Dill & Pearman has advised as to Cayman Islands legal matters with respect to the Changyou Merger.

About Sohu

Sohu is China’s premier online brand and indispensable to the daily life of millions of Chinese, providing a network of web properties and community based/web 2.0 products which offer the vast Sohu user community a broad array of choices regarding information, entertainment and communication. Sohu has built one of the most comprehensive matrices of Chinese language web properties and proprietary search engines, consisting of the mass portal and leading online media destination www.sohu.com; interactive search engine www.sogou.com; developer and operator of online games www.changyou.com and the online video website tv.sohu.com.

Sohu’s corporate services consist of online brand advertising on Sohu’s matrix of websites as well as bid listing and home page on its in-house developed search directory and engine. Sohu also provides multiple news and information services on mobile platforms, including Sohu News App and the mobile news portal m.sohu.com. Sohu’s online game subsidiary Changyou develops and operates a diverse portfolio of PC and mobile games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China. Changyou also owns and operates the 17173.com Website, a game information portal in China. Sohu’s online search subsidiary Sogou (NYSE: SOGO) has grown to become the second largest search engine by mobile queries in China. It also owns and operates Sogou Input Method, the largest Chinese language input software. Sohu, established by Dr. Charles Zhang, one of China’s internet pioneers, is in its twenty-fourth year of operation.

For investor and media inquiries, please contact:

In China:

Ms. Pu Huang

Sohu.com Limited

Tel:          +86 (10) 6272-6645

E-mail:    ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp

Christensen

Tel:          +1 (480) 614-3004

E-mail:    lbergkamp@christensenir.com